FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

May 3, 2016

ITEM 3.	NEWS RELEASE

A news release was disseminated on May 5, 2016 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) that the US $40 million working capital facility with the Sprott Resource Lending Partnership, among other lenders (“Sprott”), and the US $40 million working capital facility with Liberty Metals & Mining Holdings, LLC (“LMM”) (together the “Working Capital Facilities”) have each been amended effective May 3, 2016. The amendments provide the Company with flexibility to accommodate the production ramp-up delay at the Maseve Mine reported in the Q2 report on April 12, 2016 and now revised into the mine plan. Under the amendments, the provision whereby Maseve must reach and maintain on a three-month rolling average at least 60% of planned production for a three month period has been extended from commencing three months post construction completion to commencing six months post construction completion. The provision whereby Maseve must reach and maintain on a three-month rolling average at least 70% of planned production has been extended from commencing six months post construction completion to commencing nine months post construction completion. Construction completion is agreed to have occurred on March 31, 2016.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) reports that during April 2016 the Maseve Mine, also known as the WBJV Project 1 Platinum Mine, produced approximately 1,700 “4E ounces” of platinum, palladium, rhodium and gold. The mill continues to perform well with recoveries and tonnage throughput capacity meeting or exceeding targets.

The Maseve Mine is operating with a good safety record and key management and contractors are in place. Commissioning of the mill was completed in March 2016. During February, March and April, a majority of milled tonnes were sourced from lower grade development muck mined from primary development along the Merensky Reef. At present, stoped mining tonnes are increasing as a percentage of mill feed. Mining has now exposed 29 ends in Merensky Reef and set up and mining in these areas continues. Reconciliation from underground sampling to grade thickness in the current NI 43-101 technical report for the Maseve resource plans are good. Primary headings into important Block 11, for planned mechanized room and pillar mining, are now within 250 meters and two and a half months of initial access.

As a result of the delay in ramp up announced in the Q2 report, the recently updated mine plan calls for approximately 110,000 ounces to the end of April 2017 compared to previous guidance for 116,000 ounces in calendar 2016.

Amendment to Working Capital Facilities

The Company reports that the US $40 million working capital facility with the Sprott Resource Lending Partnership, among other lenders (“Sprott”), and the US $40 million working capital facility with Liberty Metals & Mining Holdings, LLC (“LMM”) (together the “Working Capital Facilities”) have each been amended effective May 3, 2016. The amendments provide the Company with flexibility to accommodate the production ramp-up delay at the Maseve Mine reported in the Q2 report on April 12, 2016 and now revised into the mine plan. Under the amendments, the provision whereby Maseve must reach and maintain on a three-month rolling average at least 60% of planned production for a three month period has been extended from commencing three months post construction completion to commencing six months post construction completion. The provision whereby Maseve must reach and maintain on a three-month rolling average at least 70% of planned production has been extended from commencing six months post construction completion to commencing nine months post construction completion. Construction completion is agreed to have occurred on March 31, 2016.

In consideration of the amendments, the Company has agreed to issue 131,654 common shares of the Company to Sprott pursuant to the Sprott facility amendment and 131,654 common shares of the Company to LMM pursuant to the LMM facility amendment following conditional approval of the Toronto Stock Exchange (“TSX”) and approval of the NYSE MKT LLC. This amount is based on the value of one percent of the initial principal balance of the Working Capital Facilities (in each case, such amount being US $400,000). The shares are priced at the five day volume weighted average price on the TSX of $4.18 per share (less a seven and one half percent discount), converted to US dollars. The shares will be subject to a four month and one day hold period from the date of issuance under applicable securities laws in Canada and where applicable will also be subject to re-sale restrictions under the securities laws of the United States. If such shares are not issued by May 17, 2016, the Company must instead pay an amount equal to US $400,000 pursuant to each of the Working Capital Facilities, in each case, payable in cash in lieu of shares.

The issuance of the shares is subject to approval by the TSX and the NYSE MKT LLC.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones, CEO and Co-founder

For further information contact:

R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure
The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, amended (the “U.S. Securities Act”), and may not be offered or sold in the United States except pursuant to registration under the U.S. Securities Act or applicable exemptions therefrom.

Forward-Looking Statements
This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, operational and economic projections with respect to the Maseve Mine (including access to mining block 11 and expected tonnes milled and 4E ounces produced in concentrate); the issuance of the shares and the approval of the issuance of the shares by the TSX and NYSE MKT or the payment of cash in lieu thereof. A shortage of working capital may materially affect the Company ability to complete its plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	MULTILATERAL INSTRUMENT 61-101 - PROTECTION OF MINORITY SECURITY HOLDERS IN SPECIAL TRANSACTIONS (“MI 61-101”)

The issuance of common shares of the Company to LMM is a “related party transaction” within the meaning of MI 61-101 (the “Liberty Shares”). Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report, as follows:

(a)	Description of the transaction and its material terms:

See Item 5 of this report above.

(b)	Purpose and business reasons for the transaction:

The proceeds from the Working Capital Facilities were required by the Company to complete its ramp-up at Project 1.

(c)	Anticipated effect of the transaction on the issuer’s business and affairs:

The Working Capital Facilities enabled the company to complete its ramp- up at Project 1.

(d)

Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

LMM, an insider of the Company, will be issued 131,654 Liberty Shares. As a result of this transaction, LMM’s aggregate holdings will increase to 14,717,095 common shares of the Company (representing approximately 18.9% of the Company’s issued and outstanding common shares).

(e)

Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The transaction was unanimously approved by the Company’s board of directors.

(f)

Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure documents for the transaction:

Not applicable (see Item 8(i) of this report below).

(g)

Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

There is no “prior valuation” (as such is defined in MI 61-101).

(h)

General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

See item 5 of this report above.

(i)

Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

Exemptions from both the formal valuation requirement and the minority shareholder approval requirement are available since neither the fair market value of the subject matter of, nor the fair market value of the LMM Shares exceeds 25% of the Corporation’s market capitalization.

This material change report may be filed less than 21 days before the expected issuance of the Liberty Shares, if all necessary approvals have been received. The Company considers the shorter period reasonable and necessary to complete give effect to the amendments described in item 5 of this report above.

ITEM 9.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 10.	DATE OF REPORT

May 5, 2016